Exhibit 99.2

AMENDMENT

THE SEMPRA ENERGY

2005 DEFERRED COMPENSATION PLAN

The Sempra Energy 2005 Deferred Compensation Plan is hereby amended, effective November 3, 2008, as follows:

Section 1.2(w) shall be amended to read as follows:

“Eligible Individual” shall mean those individuals selected by the Committee from (1) those employees of the Company who either (A) are Executive Officers or (B) have Base Salary for a Calendar Year that is at least $140,000, as adjusted by the Committee from time to time and (2) those Directors who are not employees of the Company. The Committee may, in its sole discretion, select such other individuals to participate in the Plan who do not otherwise meet the foregoing criteria.